UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JUNE, 2005.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:   June 20, 2005                      /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman


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                               HALO RESOURCES LTD.

                             #1280 - 625 HOWE STREET
                              VANCOUVER, BC V6E 3X2
                    TEL: (604) 484-00688 FAX: (604) 484-0069
                    TSXV SYMBOL: HLO      OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL
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NEWS RELEASE                                                       JUNE 22, 2005

                 HALO RESOURCES APPOINTS MR. KEN R. PRIDE, P.GEO
                         TO THE COMPANY'S ADVISORY BOARD


VANCOUVER, CANADA - JUNE 20TH, 2005 - MR. MARC CERNOVITCH, PRESIDENT AND CEO OF HALO RESOURCES LTD. (TSXV:HLO; OTCBB:HLOSF & FSE:HRL) is pleased to announce that it has augmented the Company's advisor Board with the addition of Mr. Ken
R. Pride, P. Geo.

Mr. Pride is an exploration geologist with more than 30 years of experience spanning the globe in a wide range of geological environments and deposit-types. He is competent in several levels of exploration including regional early-stage mapping and geochemical surveys, target development, project and property evaluation, due diligence audits, geophysical interpretation, diamond drilling and resource definition. During 1997-2001, Mr. Pride was a global exploration manager with Cominco Ltd, a major international mining company. He has a strong background in strategic planning, exploration and business development, team leadership, synergy management, budget control and technical implementation. Mr. Pride has extensive Canadian and international exploration experience, recognizes international business opportunities, and adapts easily to cultural sensitivities as well as socio-economic and political challenges. Mr. Pride was successful in locating and developing base and precious metal targets in Australia, Canada, Iran, Indonesia, Mexico, Morocco, Namibia, South Africa, Saudi Arabia, Tunisia and Turkey. He has a proven track record for identifying early-stage exploration target -"plays" that can develop into significant projects with large, high grade reserves.

HALO RESOURCES LTD. (TSX.V:HLO; OTC.BB:HLOSF; FSE:HRL) is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. Currently the Company owns or has an interest in 3 projects: DUPORT, which is an advanced stage gold project with an ongoing drill program of up to 20,000 meters; BACHELOR LAKE, which is a gold exploration project with an ongoing 12,500 meter drill program; and a letter of intent regarding QUARTER MOON, which is a grass roots gold project with a 2,000 meter drill program scheduled for the near future. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.

ON BEHALF OF THE BOARD

"Marc Cernovitch"
President & CEO
                                      -30-
For more information contact:

Marc Cernovitch
President & CEO
Tel: 604-484-0068
Fax: 604-484-0069
Toll Free: 1-866-841-0068
mcernovitch@halores.com
Website: www.halores.com


The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Except for the historical statements contained herein, this news release presents forward-looking statements that involve inherent risks and uncertainties. Although the management and officers of Halo Resources Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the mining industry, and other risks detailed from time to time in the company's periodic reports filed with the british columbia securities commission and the united states securities and exchange commission. Investors are cautioned that, except as disclosed in the materials to be prepared in connection with the transaction, any information released or received with respect to the transaction may not be accurate or complete and should not be relied upon. Trading in the securities of Halo Resources Ltd. Should be considered highly speculative. The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.
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